SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 4 Times Square NEW YORK, NEW YORK 10036 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 19, 2011

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Katherine Hsu Office Chief Office of Structured Finance Securities and Exchange Commission Mail Stop 3561 100 F. Street, N.E. Washington, D.C. 20549

RE:	CarMax Auto Funding LLC

Registration Statement on Form S-3

Filed June 17, 2011 (File No. 333-174968)

Dear Ms. Hsu:

On behalf of CarMax Auto Funding LLC (“CarMax Auto Funding”), set forth below are CarMax Auto Funding’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the Staff’s letter to Keith D. Browning, dated July 13, 2011 (the “Comment Letter”), regarding the above-referenced Form S-3 of CarMax Auto Funding. The response references Amendment No. 1 to Form S-3 (“Amendment No. 1”), which CarMax Auto Funding filed with the Securities and Exchange Commission today. For the convenience of the Staff, the text of the Staff’s comments have been reprinted in italics below, followed by CarMax Auto Funding’s responses in regular print.

Katherine Hsu

July 19, 2011

General

1.	We note your statement that the rescission offer will expire 30 days from the date of the prospectus. Please confirm that the rescission offer will be open at least through midnight on the twentieth business day. See Rule 14e-1.

CarMax Auto Funding confirms that the rescission offer will be open at least through midnight on the twentieth business day.

2.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

CarMax Auto Funding, as depositor, confirms that it and each issuing entity previously established, directly or indirectly, by CarMax Auto Funding or any affiliate thereof, at the time the registration statement on Form S-3 initially was filed, had timely filed all Exchange Act reports with respect to asset-backed securities involving motor vehicle retail installment sale contracts for the periods set forth in, and as required by, General Instruction I.A.4 of Form S-3. The CIK codes for each affiliate of CarMax Auto Funding that has offered a class of asset-backed securities involving motor vehicle retail installment sale contracts since January 1, 2006 are as follows:

CarMax Auto Owner Trust 2006-1 (CIK 1363638)

CarMax Auto Owner Trust 2006-2 (CIK 1374806)

CarMax Auto Owner Trust 2007-1 (CIK 1387407)

CarMax Auto Owner Trust 2007-2 (CIK 1400183)

CarMax Auto Owner Trust 2007-3 (CIK 1411616)

CarMax Auto Owner Trust 2008-1 (CIK 1423124)

CarMax Auto Owner Trust 2008-2 (CIK 1438439)

CarMax Auto Owner Trust 2009-1 (CIK 1460833)

CarMax Auto Owner Trust 2009-2 (CIK 1475068)

CarMax Auto Owner Trust 2010-1 (CIK 1483165)

CarMax Auto Owner Trust 2010-2 (CIK 1495220)

CarMax Auto Owner Trust 2010-3 (CIK 1504496)

Katherine Hsu

July 19, 2011

CarMax Auto Owner Trust 2011-1 (CIK 1514773)

Please note that we used the above cut-off date of January 1, 2006 because there were no reporting obligations (resulting from either Section 12 or Section 15(d)) at any time during the 12 months prior to the initial filing of the registration statement (or any portion of a month immediately preceding the filing of the registration statement) for securities offered prior to January 1, 2006.

Questions and Answers About the Rescission Offer, page 1

3.	On page 2 in the Answer to the Question, “What happens if I do not accept this rescission offer by tendering my 2011-1 Notes?”, please revise to remove the reference to the SEC staff position and instead revise the discussion to focus on the ambiguous legal position of the holder rather than the various legal positions. Further, we note your statement that you believe that conducting the rescission offer will preclude security holders from requiring you in the future to repurchase the 2011-1 notes due to the offer and sale of the notes pursuant to the registration statement that had expired. Please supplementally provide us with your legal analysis for your position. Please conform any similar discussion in the prospectus (e.g., risk factor discussion) to any revisions you make here. In addition, please add a cross reference to the Risk Factor discussion, “We may continue to have potential liability even after this rescission offer is made.”

CarMax Auto Funding has revised the disclosure on page 2 to reflect the Staff’s requested revisions, to conform similar discussions in the prospectus on pages 4 and 9 and to add a cross reference (on pages 2 and 4) to the risk factor discussion “We may continue to have potential liability even after this rescission offer is made.”

On a supplemental basis, the following is the legal analysis supporting CarMax Auto Funding’s disclosure in the registration statement that CarMax Auto Funding believes conducting the rescission offer will preclude the initial purchasers of the 2011-1 Notes from requiring CarMax Auto Funding in the future to repurchase the 2011-1 Notes.

Based on existing caselaw interpreting the legal effect of rescission offers, CarMax Auto Funding believes that a court would adopt an equitable theory (such as a theory of estoppel or laches) to prevent an investor from seeking redress under Section 12 of the Securities Act of 1933 (the

Katherine Hsu

July 19, 2011

“Securities Act”), if the investor was given the opportunity to participate in a properly-structured rescission offer and either accepted or rejected (or refused to accept) the offer.

For example, in Meyers v. C & M Petroleum Producers, Inc., 476 F.2d 427 (5th Cir. 1973), the purchasers of securities sued the seller to recover the purchase price plus interest pursuant to Section 12(a)(1) of the Securities Act. Although the court agreed with the purchasers’ argument that they did not waive their right to bring a claim under Section 12(a)(1) after rejecting the seller’s improperly-structured rescission offer, the court cautioned that its decision “is not to be construed as holding that purchasers of unregistered securities may reject the remedy provided by law when unconditionally tendered and thereafter, at their option, dally around while interest is running and increment is occurring, only to bring suit, at their pleasure, sometime within the statutory period. Such a course is on its face a distortion of the remedy provided by Congress.” Id. at 430. Furthermore, the court clarified that “this opinion [is not] to be construed as holding that once a purchaser receives such an unconditional tender and demand he may take the attitude of accepting it only if it is to his pecuniary advantage to do so. Without cavil, he must accept or reject. He cannot eat the cake and keep it, too.” Id.

In other words, the court was observing, in dicta, that its holding would not prevent the assertion of another equitable remedy (e.g., estoppel or laches) to prevent a purchaser who rejected a properly-structured rescission offer from later seeking redress under Section 12(a)(1). Notably, courts have held that the equitable theory of estoppel is a defense to a Section 12(a)(1) claim. See, e.g., Straley v. Universal Uranium & Milling Corp., 289 F.2d 370, 373–374 (9th Cir. 1961); Katz v. Amos Treat & Co., 411 F.2d 1046, 1054–1055 (2d Cir. 1969); Henderson v. Hayden, Stone, Inc., 461 F.2d 1069, 1072 (5th Cir. 1972); Murken v. Barrow, 1989–1990 Fed. Sec. L. Rep. (CCH) ¶ 94,815 at 94,413 (C.D. Cal. 1989).

CarMax Auto Funding recognizes that Section 14 of the Securities Act contains a general anti-waiver provision. CarMax Auto Funding notes, however, that notwithstanding Section 14, courts have taken the view that under certain circumstances, an investor could be deemed to relinquish a right under the Securities Act. For example, in Junker v. Midterra Associates, Inc., 49 F.R.D. 310 (S.D.N.Y. 1970), the court noted that “section [14 of the Securities Act] would not prohibit waiver after the buyer became alerted to the precise illegality involved. Indeed the non-waiver

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July 19, 2011

provisions have been held not to apply to subsequent conduct on the investor’s part amounting to an intentional relinquishment of a known right after learning of the violation entitling him to recover.” Id. at 313 (citing Royal Air Properties, Inc. v. Smith, 312 F.2d 210 (9th Cir. 1962), later decision, 333 F.2d 568 (9th Cir. 1964); Straley v. Universal Uranium & Milling Corp., 289 F.2d 370 (9th Cir. 1961); Dale v. Rosenfeld, 229 F.2d 855, 859 (2d Cir. 1956)).

Based on the analysis in Meyers and Junker, CarMax Auto Funding believes that where a registered rescission offer is conducted with full disclosure as required by the applicable rules, regulations and forms under the Securities Act and an investor rejects such a rescission offer, a court would take the position that the anti-waiver provision in Section 14 would not be of benefit to the investor in question if the investor subsequently sued the company under the applicable section of the Securities Act. Accordingly, CarMax Auto Funding believes the applicable caselaw supports its disclosure that CarMax Auto Funding believes conducting the rescission offer will preclude the initial purchasers of the 2011-1 Notes from requiring CarMax Auto Funding in the future to repurchase the 2011-1 Notes based on the sale on March 17, 2011 pursuant to a registration statement that had expired.

The Rescission Offer, Procedures for Brokers and Banks; DTC ATOP Account, page 7

4.	Please revise to note that the holders may appeal (A) the rejection of a tender of outstanding 2011-1 Notes and/or (B) an interpretation of the terms and conditions of the rescission offer to a court of competent jurisdiction.

CarMax Auto Funding has revised the disclosure on page 7 to reflect the Staff’s comment.

Material United States Federal Income Tax Consequences related to Rejecting the Rescission Offer and Continuing to Hold the 2011-1 Notes, page 12

5.

We note the statement that “there are no cases or IRS rulings on similar transactions involving both debt and equity interests issued by a trust with terms similar to those of the 2011-1 Notes.” The registration statement does not cover the registration of equity interests. Please revise to confirm that there are no cases or IRS rulings involving debt issued by a Trust with

Katherine Hsu

July 19, 2011

terms similar to those of the notes that are the subject of the rescission offer.

CarMax Auto Funding has revised the disclosure on page 12 to reflect the Staff’s comment.

6.	Delete the phrase “is an expression of an opinion only,” from the last sentence on page 12 that reads “Each opinion included in this summary is an expression of an opinion only, is not a guarantee of the results, and is not binding on the IRS or any third party.”

CarMax Auto Funding has deleted the phrase in question. See page 12.

7.	Please delete the assumptions under “Original Issue Discount, etc.,” or provide legal analysis as to why these assumptions are not verifiable facts.

CarMax Auto Funding has deleted the assumptions in question. See page 13.

Updated Portfolio Information for the Issuing Entity, CarMax Auto Owner Trust 2011-1, Maturity and Prepayment Considerations, page 34

8.	Please revise to indicate that there have been no material changes to the tables included in the “Maturity and Prepayment Considerations” in the March 2011 Prospectus or include updated tables.

CarMax Auto Funding has revised the disclosures to include updated tables under the section “Maturity and Prepayment Considerations.” See pages 33 through 40.

Katherine Hsu

July 19, 2011

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We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2853.

Sincerely,
/s/ Andrew M. Faulker

Andrew M. Faulkner
Partner

cc:	John M. Stuckey, III

Andrew J. Brady

Derek B. Swanson